--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON D.C. 20549

                            ------------------------

                                  FORM 11-K/A

                               AMENDMENT NO. 1 TO
                                 ANNUAL REPORT

        PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

   /X/     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934.

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999
                                       OR

   / /     TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
           SECURITIES EXCHANGE ACT OF 1934.

        FOR THE TRANSITION PERIOD FROM ______________ TO ______________

                         COMMISSION FILE NUMBER 0-8570

                            ------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING
                                AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             MANDALAY RESORT GROUP
                             3950 Las Vegas Boulevard South
                             Las Vegas, Nevada 89119

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING AND INVESTMENT PLAN

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of Independent Public Accountants....................       3

Statements of Net Assets Available for Benefits as of
  December 31, 1999 and 1998................................       4

Statement of Changes in Net Assets Available for Benefits
  for the Year Ended December 31, 1999......................       5

Notes to Financial Statements...............................    6-11

Schedules:

   II. Combining Statements of Net Assets Available for
    Benefits as of December 31, 1999
        and 1998............................................   12-13

  III. Combining Statement of Changes in Net Assets
    Available for Benefits for the Year
        Ended December 31, 1999.............................      14

Schedule of Assets Held for Investment Purposes at December
  31, 1999..................................................      15

Reportable Transactions for the Year Ended December 31,
  1999......................................................      16

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
  of Mandalay Resort Group:

We have audited the accompanying statements of net assets available for benefits (including Schedule II) of Mandalay Resort Group Employees' Profit Sharing and Investment Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999 (including Schedule III). These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment at December 31, 1999 and reportable transactions for the year ended December 31, 1999 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The individual fund information in the combining statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

Las Vegas, Nevada
May 25, 2000

              MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING AND
                                INVESTMENT PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1999 AND 1998

                                                                 1999          1998
                                                              -----------   -----------
CASH........................................................  $ 4,831,502   $ 4,356,144

CONTRIBUTIONS RECEIVABLE:

  Employee..................................................      133,657       152,474

  Employer..................................................       86,296       221,861

INVESTMENT INCOME RECEIVABLE................................           --       121,951

INVESTMENTS, at contract or market value:

  Mandalay Common Stock Fund
    (cost of $12,150,663 and $12,941,384)...................   11,511,017     6,623,637

  Fixed Income Fund
    (cost of $26,573,021 and $22,724,349)...................   26,573,021    22,724,349

  General Common Stock Fund
    (cost of $8,205,754 and $6,353,602).....................   13,426,505    10,107,554

  U.S. Government Securities Fund
    (cost of $1,662,419 and $1,398,167).....................    1,624,903     1,429,200

  Capital Fund
    (cost of $5,875,046 and $4,938,433).....................    5,724,512     5,232,603

  Small Capitalization Index Fund
    (cost of $3,227,482 and $2,560,880).....................    3,479,478     2,479,940

  International Growth Fund
    (cost of $2,135,274 and $1,602,153).....................    2,945,358     1,572,534

  ESOP Fund
    (cost of $9,255,348 and $10,631,560)....................    6,943,749     4,469,042
                                                              -----------   -----------

  NET ASSETS................................................  $77,279,998   $59,491,289
                                                              ===========   ===========

        The accompanying notes are an integral part of these statements.

              MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING AND
                                INVESTMENT PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1999

CONTRIBUTIONS:

  Employee..................................................  $ 7,443,407

  Employer automatic........................................    4,281,285

  Employer matching.........................................      484,866
                                                              -----------

    Total contributions.....................................   12,209,558
                                                              -----------

INVESTMENT INCOME:

  Interest..................................................       72,505

  Cash dividends............................................    2,113,056
                                                              -----------

    Total investment income.................................    2,185,561
                                                              -----------

INVESTMENT GAINS:

  Realized gains, net.......................................    1,199,942

  Unrealized appreciation...................................   11,395,042
                                                              -----------

    Total net investment gains..............................   12,594,984
                                                              -----------

INCREASE BEFORE DISTRIBUTIONS...............................   26,990,103

BENEFIT DISTRIBUTIONS.......................................   (9,201,394)
                                                              -----------

INCREASE IN NET ASSETS......................................   17,788,709

NET ASSETS, beginning of year...............................   59,491,289
                                                              -----------

NET ASSETS, end of year.....................................  $77,279,998
                                                              ===========

         The accompanying notes are an integral part of this statement.

              MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING AND

                                INVESTMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1999

(1) DESCRIPTION OF THE PLAN

    The following description of the Mandalay Resort Group Employees' Profit Sharing and Investment Plan (the "Plan") provides only general information. Plan participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

    The Plan was adopted as a 401(k) plan by the Board of Directors of Mandalay Resort Group ("MRG") in August 1985 and has been approved by the Board of Directors of each of its wholly owned subsidiaries which are participating employers (collectively referred to as the "Company"). Certain other amendments have been made to the Plan from time to time, including those necessary to comply with Internal Revenue Service and Department of Labor guidelines.

    The Plan is administered by MRG except with respect to investments (see Note
2). Plan amendments must be approved by MRG's Board of Directors.

    The Plan is a voluntary defined contribution plan covering primarily nonunion employees of at least age 21 who have completed one year of service, including at least 1,000 hours of service as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

    Effective May 1999, the Plan changed its trustee from Bank of America to Wells Fargo Bank.

    Pursuant to a vote by the Company's shareholders on June 17, 1999, the Company changed its name to Mandalay Resort Group.

CONTRIBUTIONS

    Contributions to the Plan are limited under certain provisions of the Internal Revenue Code (the "Code") as follows:

  i. Section 401(k) of the Code establishes maximum percentages of compensation which may be contributed as elective contributions by participants of the Plan who constitute "Highly Compensated Employees" (as defined in the Code).

  ii. Section 401(m) of the Code establishes maximum percentages of compensation which may be contributed as matching contributions on behalf of such Highly Compensated Employees.

 iii. Section 402(g) of the Code establishes a specific dollar limitation on the amount of an individual participant's elective contributions to the Plan.

  iv. Section 415 of the Code establishes limitations on the combined amounts of annual employer and employee contributions and forfeitures which may be credited to an individual participant's account.

    EMPLOYEE SAVINGS CONTRIBUTIONS

    The Plan provides for each participant to contribute up to 15 percent of his/her compensation unless otherwise reduced to comply with limitations as contained in the Internal Revenue Code. The participants may elect to have such contributions invested in any of seven investment options (see Note 2 "Investment Options").

              MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING AND

                                INVESTMENT PLAN

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1999

(1) DESCRIPTION OF THE PLAN (CONTINUED)
    Savings contributions are accepted on the condition that they fall within certain limitations contained in the Plan document. Savings contributions that do not comply with those limitations are returned (with the earnings, if any, on such amount) to the participant after the Plan year end.

    AUTOMATIC CONTRIBUTIONS

    The Company contributes an amount to each eligible participant's account annually based on years of credited service (as defined). Automatic contributions, ranging from $250 for one year of credited service to $800 for eight or more years of credited service, are funded in cash.

    EMPLOYER MATCHING CONTRIBUTIONS

    The Company matches 25% of participant savings contributions up to specified maximum amounts per participant ranging from $62.50 for one year of credited service to $200 for eight or more years of credited service. The contributions are funded in cash.

    EMPLOYER DISCRETIONARY CONTRIBUTIONS

    The Plan also provides for discretionary contributions to be made by the Company, if approved by MRG's Board of Directors. No employer discretionary contributions had been made through December 31, 1999.

VESTING

    Participants eligibly employed before July 3, 1989, and who entered the Plan on or before December 31, 1992, are fully vested in all employer contributions and related earnings. For participants with initial eligible employment dates on or after July 3, 1989, and for participants with eligible employment dates prior to July 3, 1989, but who did not enter the Plan until after December 31, 1992, employer contributions and earnings thereon begin vesting in annual 25% increments after three years of service and are completely vested after six years of service, as defined in the Plan. All employee contributions and earnings thereon are 100% vested, regardless of employment date.

    The Plan requires a participant to reach age 65 and to complete five years of Plan participation to qualify for normal retirement. All accounts are fully vested at the time of normal retirement. In the event of death or total disability (as defined) of a participant, the participant's accounts also become fully vested.

    Upon termination of employment prior to normal retirement, total disability or death, the unvested portion of a participant's account is forfeited. Such forfeitures of $235,040 occurring during the 1998 Plan year will be allocated among the remaining participants in proportion to the respective participant's automatic contributions for the 1999 Plan year.

BENEFITS

    The benefit to which a participant is entitled is paid in a lump sum. The following benefits are payable under the provisions of the Plan:

              MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING AND

                                INVESTMENT PLAN

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1999

(1) DESCRIPTION OF THE PLAN (CONTINUED)
    RETIREMENT BENEFIT

    Upon the later of reaching normal retirement age (65 years of age), or accumulating five years of Plan participation, a participant is entitled to a retirement benefit in an amount equal to 100% of the participant's account balance.

    DEATH BENEFIT

    In the event of the death of a participant, his designated beneficiary is entitled to a death benefit in an amount equal to 100% of the participant's account balance.

    DISABILITY BENEFIT

    In the event a participant becomes totally disabled (as defined), such participant is entitled to a disability benefit in an amount equal to 100% of the participant's account balance.

    SEVERANCE OF EMPLOYMENT BENEFIT

    In the event a participant's employment with the Company is terminated, such participant is entitled to a severance of employment benefit in an amount equal to the participant's vested account balance.

    BENEFITS PAYABLE

    Net assets available for benefits at December 31, 1999 and 1998 include the market values of $442,450 and $407,894, respectively, for distributions to be paid subsequent to year end.

(2) INVESTMENT OPTIONS

    Effective January 1, 1996, all employer contributions are made in cash and are directed to investment options in accordance with the participant's investment election as of the last day of the Plan year. All employee contributions are invested among the following seven investment options available under the Plan, at the direction of the participant. No portion of the ESOP fund investments may be directed by participants into other funds prior to 1999. To the extent a participant does not specifically designate investment elections, undesignated amounts will be invested in Fund B, the Fixed Income Fund, unless the Trustee designates a different default fund or until a designation can be obtained from the participant. The participant-directed investment options available are as follows:

    FUND A--MANDALAY RESORT GROUP COMMON STOCK FUND

    This Fund is invested by Wells Fargo Bank (the "Trustee"), primarily in Mandalay Resort Group common stock. The Trustee has discretion as to the timing and manner of purchasing shares of common stock. Cash dividends or interest, if any, are reinvested in this fund, and any stock dividends or shares issued pursuant to a stock split on the shares held by this fund will be added to this fund.

              MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING AND

                                INVESTMENT PLAN

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1999

(2) INVESTMENT OPTIONS (CONTINUED)
    The respective numbers of shares of Mandalay Resort Group common stock held by this fund as of the dates indicated are as follows:

                                                               DECEMBER 31,
                                                            -------------------
                                                              1999       1998
                                                            --------   --------
Number of shares..........................................  571,976    585,489

    FUND B--FIXED INCOME FUND

    Investments in Fund B are generally invested by the Trustee in the Merrill Lynch Retirement Preservation Trust (the "Merrill Lynch Fund"), which is a collective trust fund available for investments by qualified retirement plans. The Merrill Lynch Fund's investment goal is to obtain high current income consistent with the preservation of capital and the maintenance of liquidity. The Merrill Lynch Fund is invested primarily in contracts issued by insurance companies and banks which provide for a return of principal plus interest, either periodically or at maturity. Investments may also include money market instruments. Merrill Lynch Trust Company ("Merrill Lynch") and Merrill Lynch Asset Management, L.P. (entities entirely owned, directly or indirectly, by Merrill Lynch & Co., Inc.) are the trustee and the investment advisor, respectively, of the Merrill Lynch Fund.

    FUND C--GENERAL COMMON STOCK FUND

    This fund is invested by the Trustee in the S&P 500 Index Portfolio (the "Portfolio"), an investment fund constituting a part of the SEI Index Funds and managed by SEI Investments Fund Management. The Portfolio seeks to provide investment results that correspond to the aggregate price and dividend performance of the securities in the Standard & Poor's 500 Composite Price Index.

    FUND D--U.S. GOVERNMENT SECURITIES FUND

    This fund is invested by the Trustee in institutional shares of the Federated U.S. Government Securities Fund: 2-5 years (the "U.S. Fund"). The U.S. Fund invests in U.S. government securities to provide current income, and invests only in those securities with remaining maturities of five years or less.

    FUND E--CAPITAL FUND

    This fund is invested by the Trustee in Class A shares of Merrill Lynch Capital Fund, Inc. (the "Capital Fund"). The Capital Fund seeks to achieve high total investment return consistent with prudent risk by investing in equity securities, corporate bonds or money market securities.

    FUND F--SMALL CAPITALIZATION INDEX FUND

    This fund is invested by the Trustee in the Small Capitalization Stock Portfolio of the Vanguard Index Trust (the "Small Cap Fund") and is administered by Vanguard's Core Management Group. The Small Cap Fund seeks to replicate the aggregate price and yield performance of the Russell 2000 Small Stock Index, a broadly diversified small-capitalization stock index consisting of approximately 2,000 common stocks.

              MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING AND

                                INVESTMENT PLAN

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1999

(2) INVESTMENT OPTIONS (CONTINUED)
    FUND G--INTERNATIONAL GROWTH FUND

    This fund is invested by the Trustee in the Scudder International Fund (the "International Fund"), one of a series of funds of Scudder International
Fund, Inc. and is managed by Scudder Kemper Investments, Inc. The International Fund seeks long-term growth of capital by investing in a diversified portfolio of marketable stocks issued by non-U.S. companies, thus permitting participation in foreign economies having prospects for growth.

GUARANTEED INVESTMENT CONTRACT

    The Plan participates in a Guaranteed Investment Contract within the Fixed Income Fund. The contract was credited with interest at 6.43% for the year ended December 31, 1999. The Trustee uses the annual effective yield to determine the basis and frequency of the crediting interest rate resets. The average yield for the contract was 6.60% and the contract value approximated the fair value of the contract at December 31, 1999.

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACCRUAL BASIS OF ACCOUNTING

    The Plan's financial statements are prepared on a modified accrual basis.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

PLAN EXPENSES

    Plan expenses, including accounting, legal, trustee and any other costs of administering the Plan, are paid by the Company or charged to the Plan at the discretion of MRG's Board of Directors. All Plan expenses during 1999 were paid by the Company.

VALUATION OF INVESTMENTS

    Contributions to the Fixed Income Fund beginning in 1991 are placed in the Merrill Lynch Retirement Preservation Trust, formerly named the Merrill Lynch GIC Managed Trust. The interest rate earned on such investments is the weighted average rate determined by the individual contracts or investments that make up the Trust. The investment in such accounts reflected in the statements of net assets available for benefits subsequent to 1990 is stated at the amount of the contributions plus the interest earned to date.

    The values of the General Common Stock Fund, U.S. Government Securities Fund, Capital Fund, Small Capitalization Index Fund and the International Growth Fund at the financial statement date are based on the latest available closing prices of the investments included in those funds.

              MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING AND

                                INVESTMENT PLAN

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                               DECEMBER 31, 1999

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The value of the Mandalay Common Stock Fund and the ESOP Fund are based on the latest available quoted closing price of the Company's common stock, which was $20.13 and $11.31 per share as of December 31, 1999 and 1998, respectively.

(4) FEDERAL INCOME TAXES

    The Company received a favorable determination letter, dated July 22, 1997, from the Internal Revenue Service with respect to the tax exempt status of the Plan (under Code Section 401(a)), and as to whether the Plan qualifies for deferred tax treatment of contributions (under Code Section 401(k)). In management's opinion, within the limits established by the Plan, a participant in the Plan is not subject to any federal income tax on the contributions of the participant or the Company, or on the dividends, interest or profits from sales of securities held by the Trustee, until such amounts are withdrawn by the participant.

(5) PLAN TERMINATION

    Although the Company expects to continue the Plan indefinitely, it reserves the right to amend or terminate the Plan in whole or in part at any time.

(6) RECENT ACCOUNTING PRONOUNCEMENT

    In September 1999, the American Institute of Certified Public Accountants Accounting Standards Executive Committee issued a new statement, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," ("SOP 99-3"), which is to be effective for plan years ending after December 15, 1999. SOP 99-3 recommends, among other things, that presentation in defined contribution plan financial statements of information about investments, participant-directed investment programs, and units of participation not be segregated by fund, but by participant- and non-participant directed funds. Participant-directed plan investments may be shown in the aggregate, as a one-line item, while non-participant-directed plan investments should be detailed by general type and should indicate whether the fair values of the investments have been measured by quoted market prices or were determined otherwise. Mandalay Resort Group has determined they will continue to segregate all funds, whether participant- or non-participant- directed funds. This is acceptable since the Department of Labor considers SOP 99-3 a minimum requirement and there are no consequences for additional disclosures.

                                                                     SCHEDULE II

      MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING AND INVESTMENT PLAN
            COMBINING STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                            AS OF DECEMBER 31, 1999

                                                         MANDALAY
                                                       COMMON STOCK       FIXED        GENERAL COMMON    U.S. GOVERNMENT
                                                           FUND        INCOME FUND       STOCK FUND      SECURITIES FUND
                ASSETS                     TOTAL          FUND A          FUND B           FUND C            FUND D
--------------------------------------  -----------   --------------   ------------   ----------------   ---------------
CASH..................................  $ 4,831,502    $   510,892     $ 3,061,244      $   494,869        $  106,994
CONTRIBUTIONS RECEIVABLE:
  Employee............................      133,657         16,862          42,474           30,755             6,737
  Employer............................       86,296          8,201          56,415            9,128             1,975
EMPLOYEE TRANSFERS....................           --        (21,264)        (24,035)         149,883           (74,144)
INVESTMENTS, at contract or market
  value:
  Mandalay Common Stock Fund..........   11,511,017     11,511,017              --               --                --
  Fixed Income Fund...................   26,573,021             --      26,573,021               --                --
  General Common Stock Fund...........   13,426,505             --              --       13,426,505                --
  U.S. Government Securities Fund.....    1,624,903             --              --               --         1,624,903
  Capital Fund........................    5,724,512             --              --               --                --
  Small Capitalization Index Fund.....    3,479,478             --              --               --                --
  International Growth Fund...........    2,945,358             --              --               --                --
  ESOP Fund...........................    6,943,749             --              --               --                --
                                        -----------    -----------     -----------      -----------        ----------
    NET ASSETS........................  $77,279,998    $12,025,708     $29,709,119      $14,111,140        $1,666,465
                                        ===========    ===========     ===========      ===========        ==========

                                                         SMALL
                                         CAPITAL     CAPITALIZATION   INTERNATIONAL
                                           FUND        INDEX FUND      GROWTH FUND       ESOP
                ASSETS                    FUND E         FUND F          FUND G          FUND
--------------------------------------  ----------   --------------   -------------   ----------
CASH..................................  $  305,614     $  154,554      $  113,996     $   83,339
CONTRIBUTIONS RECEIVABLE:
  Employee............................      16,596         11,120           9,113             --
  Employer............................       5,624          2,850           2,103             --
EMPLOYEE TRANSFERS....................    (135,725)        23,286          81,999             --
INVESTMENTS, at contract or market
  value:
  Mandalay Common Stock Fund..........          --             --              --             --
  Fixed Income Fund...................          --             --              --             --
  General Common Stock Fund...........          --             --              --             --
  U.S. Government Securities Fund.....          --             --              --             --
  Capital Fund........................   5,724,512             --              --             --
  Small Capitalization Index Fund.....          --      3,479,478              --             --
  International Growth Fund...........          --             --       2,945,358             --
  ESOP Fund...........................          --             --              --      6,943,749
                                        ----------     ----------      ----------     ----------
    NET ASSETS........................  $5,916,621     $3,671,288      $3,152,569     $7,027,088
                                        ==========     ==========      ==========     ==========

        The accompanying notes are an integral part of these statements.

                                                                     SCHEDULE II

      MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING AND INVESTMENT PLAN
            COMBINING STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                            AS OF DECEMBER 31, 1998

                                                         MANDALAY
                                                       COMMON STOCK       FIXED        GENERAL COMMON    U.S. GOVERNMENT
                                                           FUND        INCOME FUND       STOCK FUND      SECURITIES FUND
                ASSETS                     TOTAL          FUND A          FUND B           FUND C            FUND D
--------------------------------------  -----------   --------------   ------------   ----------------   ---------------
CASH..................................  $ 4,356,144     $  451,224     $ 2,835,947      $   412,364        $   93,008
CONTRIBUTIONS RECEIVABLE:
  Employee............................      152,474         20,391          50,622           30,495             7,636
  Employer............................      221,861         22,766         146,725           21,371             4,827
EMPLOYEE TRANSFERS....................           --        (35,980)        162,956           (8,873)           79,228
INVESTMENT INCOME RECEIVABLE..........      121,951             --         116,256               --             5,695
INVESTMENTS, at contract or market
  value:
  Mandalay Common Stock Fund..........    6,623,637      6,623,637              --               --                --
  Fixed Income Fund...................   22,724,349             --      22,724,349               --                --
  General Common Stock Fund...........   10,107,554             --              --       10,107,554                --
  U.S. Government Securities Fund.....    1,429,200             --              --               --         1,429,200
  Capital Fund........................    5,232,603             --              --               --                --
  Small Capitalization Index Fund.....    2,479,940             --              --               --                --
  International Growth Fund...........    1,572,534             --              --               --                --
  ESOP Fund...........................    4,469,042             --              --               --                --
                                        -----------     ----------     -----------      -----------        ----------
    NET ASSETS........................  $59,491,289     $7,082,038     $26,036,855      $10,562,911        $1,619,594
                                        ===========     ==========     ===========      ===========        ==========

                                                         SMALL
                                         CAPITAL     CAPITALIZATION   INTERNATIONAL
                                           FUND        INDEX FUND      GROWTH FUND       ESOP
                ASSETS                    FUND E         FUND F          FUND G          FUND
--------------------------------------  ----------   --------------   -------------   ----------
CASH..................................  $  288,814     $  139,080      $   84,072     $   51,635
CONTRIBUTIONS RECEIVABLE:
  Employee............................      20,495         14,205           8,630             --
  Employer............................      14,774          7,035           4,363             --
EMPLOYEE TRANSFERS....................    (175,208)         4,474         (26,597)            --
INVESTMENT INCOME RECEIVABLE..........          --             --              --             --
INVESTMENTS, at contract or market
  value:
  Mandalay Common Stock Fund..........          --             --              --             --
  Fixed Income Fund...................          --             --              --             --
  General Common Stock Fund...........          --             --              --             --
  U.S. Government Securities Fund.....          --             --              --             --
  Capital Fund........................   5,232,603             --              --             --
  Small Capitalization Index Fund.....          --      2,479,940              --             --
  International Growth Fund...........          --             --       1,572,534             --
  ESOP Fund...........................          --             --              --      4,469,042
                                        ----------     ----------      ----------     ----------
    NET ASSETS........................  $5,381,478     $2,644,734      $1,643,002     $4,520,677
                                        ==========     ==========      ==========     ==========

        The accompanying notes are an integral part of these statements.

                                                                    SCHEDULE III

      MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING AND INVESTMENT PLAN COMBINING STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                                MANDALAY          FIXED
                                              COMMON STOCK        INCOME        GENERAL COMMON     U.S. GOVERNMENT     CAPITAL
                                                  FUND             FUND           STOCK FUND       SECURITIES FUND       FUND
                                 TOTAL           FUND A           FUND B            FUND C             FUND D           FUND E
                              -----------    --------------    ------------    ----------------    ---------------    ----------
CONTRIBUTIONS:............
  Employee................    $ 7,443,407     $   926,653      $ 2,306,740       $ 1,754,377         $  334,893       $1,017,639
  Employer automatic......      4,281,285         384,563        2,906,865           417,288             90,474          257,322
  Employer matching.......        484,866          68,168          209,702            86,546             18,622           53,142
                              -----------     -----------      -----------       -----------         ----------       ----------
    Total contributions...     12,209,558       1,379,384        5,423,307         2,258,211            443,989        1,328,103
                              -----------     -----------      -----------       -----------         ----------       ----------
INVESTMENT INCOME:
  Interest................         72,505              --               --                --             72,505               --
  Cash dividends..........      2,113,056          57,803        1,607,284           187,286                354          164,856
                              -----------     -----------      -----------       -----------         ----------       ----------
    Total investment
      income..............      2,185,561          57,803        1,607,284           187,286             72,859          164,856
                              -----------     -----------      -----------       -----------         ----------       ----------
INVESTMENT GAINS (LOSSES):
  Realized gains
    (losses)..............      1,199,942         637,512               --            97,301             (9,734)          14,054
  Unrealized appreciation
    (depreciation)........     11,395,042       4,771,486               --         1,992,848            (68,942)          88,701
                              -----------     -----------      -----------       -----------         ----------       ----------
    Total net investment
      gains (losses)......     12,594,984       5,408,998               --         2,090,149            (78,676)         102,755
                              -----------     -----------      -----------       -----------         ----------       ----------
TRANSFERS.................             --        (251,842)         (41,715)          623,002           (171,690)        (249,373)
                              -----------     -----------      -----------       -----------         ----------       ----------
BENEFIT DISTRIBUTIONS.....     (9,201,394)     (1,650,673)      (3,316,612)       (1,610,419)          (219,611)        (811,198)
                              -----------     -----------      -----------       -----------         ----------       ----------
INCREASE IN NET
  ASSETS..................     17,788,709       4,943,670        3,672,264         3,548,229             46,871          535,143
NET ASSETS, beginning of
  year....................     59,491,289       7,082,038       26,036,855        10,562,911          1,619,594        5,381,478
                              -----------     -----------      -----------       -----------         ----------       ----------
NET ASSETS, end of year...    $77,279,998     $12,025,708      $29,709,119       $14,111,140         $1,666,465       $5,916,621
                              ===========     ===========      ===========       ===========         ==========       ==========

                                SMALL         INTERNATIONAL
                            CAPITALIZATION       GROWTH
                              INDEX FUND          FUND            ESOP
                                FUND F           FUND G           FUND
                            --------------    -------------    ----------
CONTRIBUTIONS:............
  Employee................    $  650,402       $  452,703              --
  Employer automatic......       129,483           95,290              --
  Employer matching.......        27,867           20,819              --
                              ----------       ----------      ----------
    Total contributions...       807,752          568,812              --
                              ----------       ----------      ----------
INVESTMENT INCOME:
  Interest................            --               --              --
  Cash dividends..........        70,659           22,230           2,584
                              ----------       ----------      ----------
    Total investment
      income..............        70,659           22,230           2,584
                              ----------       ----------      ----------
INVESTMENT GAINS (LOSSES):
  Realized gains
    (losses)..............        19,290           31,002         410,517
  Unrealized appreciation
    (depreciation)........       578,358        1,017,249       3,015,342
                              ----------       ----------      ----------
    Total net investment
      gains (losses)......       597,648        1,048,251       3,425,859
                              ----------       ----------      ----------
TRANSFERS.................       (89,419)         181,037              --
                              ----------       ----------      ----------
BENEFIT DISTRIBUTIONS.....      (360,086)        (310,763)       (922,032)
                              ----------       ----------      ----------
INCREASE IN NET
  ASSETS..................     1,026,554        1,509,567       2,506,411
NET ASSETS, beginning of
  year....................     2,644,734        1,643,002       4,520,677
                              ----------       ----------      ----------
NET ASSETS, end of year...    $3,671,288       $3,152,569      $7,027,088
                              ==========       ==========      ==========

The accompanying notes are an integral part of these statements.

                                                                 EIN# 88-0121916

      MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING AND INVESTMENT PLAN SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 1999

    At December 31, 1999 the Trustee held for the Plan the following investments:

                                                                                            CONTRACT/
                                                               NUMBER OF                     MARKET
                                                              SHARES/UNITS      COST          VALUE
                                                              ------------   -----------   -----------
Mandalay Common Stock Fund*.................................      571,976    $12,150,663   $11,511,017
Fixed Income Fund
  (Merrill Lynch Retirement Preservation Trust).............   26,573,021     26,573,021    26,573,021
General Common Stock Fund
  (S&P 500 Index Portfolio - SEI Fund Management)...........      295,088      8,205,754    13,426,505
U.S. Government Securities Fund
  (Federated U.S. Government Securities Fund)...............      156,995      1,662,419     1,624,903
Capital Fund
  (Merrill Lynch Capital Fund)..............................      178,501      5,875,046     5,724,512
Small Capitalization Index Fund
  (Vanguard Index Trust)....................................      147,436      3,227,482     3,479,478
International Growth Fund
  (Scudder International Fund)..............................       41,636      2,135,274     2,945,358
ESOP Fund*
  (Mandalay Common Stock)...................................      345,031      9,255,348     6,943,749
                                                              -----------    -----------   -----------
                                                              $28,309,684    $69,085,007   $72,228,543
                                                              ===========    ===========   ===========

------------------------

*   Party in interest

                                                                 EIN# 88-0121916

              MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING AND
                                INVESTMENT PLAN

                            REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                 (IN THOUSANDS, EXCEPT NUMBER OF TRANSACTIONS)

                                                                  PURCHASES
                                                      ----------------------------------
                                                       NUMBER OF                            CONTRACT/
                                                      TRANSACTIONS    SHARES      COST     MARKET VALUE
                                                      ------------   --------   --------   ------------
REPORTABLE TRANSACTIONS BY ISSUE:
SEI Trust Funds Treasury............................      539         16,401    $17,575       $16,401
Merrill Lynch Retirement Preservation Trust.........       64          7,051      7,051         7,051
Mandalay Resort Group Stock*........................       32             81      1,204         1,630

INDIVIDUALLY REPORTABLE TRANSACTIONS:
                        N/A

                                                                      SALES
                                                  ---------------------------------------------
                                                   NUMBER OF                ORIGINAL                GAIN
                                                  TRANSACTIONS    SHARES      COST     PROCEEDS    (LOSS)
                                                  ------------   --------   --------   --------   --------
REPORTABLE TRANSACTIONS BY ISSUE:
SEI Trust Funds Treasury........................      451         16,330    $16,330    $16,330        --
Merrill Lynch Retirement Preservation Trust.....       25          3,196      3,196      3,196        --
Mandalay Resort Group Stock*....................       53            144      3,371      2,667      (704)

INDIVIDUALLY REPORTABLE TRANSACTIONS:
                      N/A

------------------------

*   Party in interest

                                   SIGNATURES

    THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          Mandalay Resort Group, as Plan
                                          Administrator of the Mandalay Resort
                                          Group Employees' Profit Sharing and
                                          Investment Plan

                                                       By:             /s/ GLENN SCHAEFFER
                                                               ------------------------------------
                                                                         Glenn Schaeffer
                                                              PRESIDENT, CHIEF FINANCIAL OFFICER AND
June 23, 2000                                                               TREASURER

                                 EXHIBIT INDEX

         NO.            DESCRIPTION
---------------------   -----------
 23........             Consent of Arthur Andersen LLP